UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1164771

As at April 21, 2008

NORTHERN DYNASTY MINERALS LTD.
 800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: April 21, 2008

Print the name and title of the signing officer under his signature.

800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

PEBBLE PROJECT UPDATE
Pebble Partnership appoints CEO and sets $140 million budget for 2008

April 21, 2008, Vancouver, BC - Northern Dynasty Minerals Ltd. ("Northern Dynasty" or the "Company") (TSX: NDM; AMEX: NAK) reports on progress made toward 2008 technical and corporate objectives to advance the Pebble copper-gold-molybdenum project, located in southwestern Alaska, USA.

In mid 2007, Northern Dynasty and Anglo American plc ("Anglo American") established an Alaska-based partnership (Pebble Limited Partnership) to engineer, permit, construct and operate a modern, long-life mine at the Pebble Project. Northern Dynasty holds a 50% interest in the Pebble Limited Partnership through a wholly owned subsidiary, and the other 50% is held by a wholly-owned U.S. subsidiary of Anglo American. To maintain its 50% interest in the Pebble Partnership, Anglo American must make staged cash investments, totalling $1.425 billion, to advance the Pebble Project.

In early April 2008, the Pebble Partnership announced the appointment of John Shively as its Chief Executive Officer (CEO). Mr. Shively is a former Commissioner of the Alaska Department of Natural Resources, a former Chief of Staff to Alaska Governor Bill Sheffield and sitting President of the Resource Development Council for Alaska, Inc. He played a key role with NANA Regional Corporation in its efforts to acquire and develop Alaska's Red Dog zinc mine in partnership with Teck Cominco, and was awarded the prestigious Denali Award by the Alaska Federation of Natives in 1992 for his contributions to the Native community. His initial objectives as CEO will be to recruit the Pebble Partnership's senior management team and oversee the 2008 program and budget.

The Pebble Partnership Board has approved a $140.1 million budget to advance the Pebble Project in 2008. Planned activities include:

•          a $61.6 million drilling program to upgrade a portion of the mineral resources in the Pebble East deposit to an indicated category to support the completion of a pre-feasibility study and also to test for the full extent of the deposit;
•          a $30.2 million engineering program to support the completion of a pre-feasibility study, including detailed metallurgical testwork and infrastructure studies;
•          a $24.9 million environmental study program to complete the Environmental Baseline Document for the Pebble Project, to support the completion of a pre-feasibility study and undertake ongoing monitoring; and
•          a $14.8 million community engagement and public affairs program to advance stakeholder relationships, public education and project support.

The 2008 site program began in February. Some 157,000 feet of resource drilling is planned, focused on the Pebble East deposit. Six rigs are currently deployed, with over 22,500 feet drilled to date this year.

About $220 million has been invested in the development of the Pebble Project since 2002, including $87 million on environmental and socio-economic studies. The environmental baseline document is expected to be finalized in the first quarter of 2009, and will be used to evaluate various mine design alternatives prior to the submission of a proposed development plan for permitting.

Once begun, permitting for the Pebble Project will proceed under a rigorous and transparent process set out under the National Environmental Policy Act, including the completion of an Environmental Impact Statement (EIS).

Please visit our website at www.northerndynastyminerals.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114. There is also a link for additional information on the Pebble Partnership.

ON BEHALF OF THE NORTHERN DYNASTY BOARD OF DIRECTORS

Ronald W. Thiessen
President and CEO

Sole Responsibility

Neither the TSX nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Northern Dynasty is solely and entirely responsible for the contents of this news release. No other party, including any parties which have an interest in the project, are in any way responsible for the contents hereof.

Comments on Forward Looking Information, Estimates and other Cautionary Factors

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, especially those that address estimated resource quantities, grades and contained metals, are forward-looking statements because they are generally made on the basis of estimation and extrapolation from a limited number of drill holes and metallurgical studies. Although diamond drill hole core provides valuable information about the size, shape and geology of an exploration project, there will always remain a significant degree of uncertainty in connection with these valuation factors until a deposit has been extensively drilled on closely spaced centres, which has occurred only in specific areas on the Pebble Project. Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of the ultimate size, quality or commercial feasibility of the Pebble Project or of the Company's future performance. The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including obtaining necessary mining and construction permits, completion of pre-feasibility and final feasibility studies, preparation of all necessary engineering for underground workings and processing facilities as well as receipt of significant additional financing to fund these objectives as well as funding mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at the Pebble Project and there is no assurance that the mineralization at the Pebble Project will ever be classified as ore. The need for compliance with extensive environmental and socio-economic rules and practices and the requirement for the Company to obtain government permitting can cause a delay or even abandonment of a mineral project. The Company is also subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.